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Washington, D.C. 20549
Attn:	Dillon Hagius

Christine Westbrook

Michael Fay

Kevin Vaughn

Re:	Coronado Topco, Inc.
Registration Statement on Form S-4
Filed January 31, 2022
File No. 333-262434

Ladies and Gentlemen:

On behalf of Coronado Topco, Inc. (the “Company”), this letter responds to the comments of the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 1, 2022 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4, File No. 333-262434, filed with the Commission January 31, 2022 (the “Registration Statement”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of Amendment No. 1 to the Registration Statement (the “Amendment”), which is being filed today.

I.	COVER PAGE

1.

Please disclose on the cover page that the number of Topco shares that Quidel stockholders will receive in the Quidel Merger and that Ortho shareholders will receive in the Ortho scheme is based on a fixed exchange ratio that will not be adjusted to reflect changes in the market value of the Quidel shares or Ortho shares, as discussed on page 32.

March 14, 2022

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the cover page to disclose that the number of Topco Shares that the stockholders of Quidel Corporation (“Quidel”) and the shareholders of Ortho Clinical Diagnostics Holdings plc (“Ortho”) will receive in the Quidel Merger and the Ortho Scheme, respectively, is based on a fixed exchange ratio that will not be adjusted to reflect changes in the market value of Quidel shares and Ortho shares.

II.	SUMMARY

Information about the Parties to the Combinations

Ortho Clinical Diagnostics Holdings plc, page 13

2.

Please revise to discuss in the prospectus summary the fact that Ortho’s current net debt of $2.0 billion is expected to continue to be outstanding and that it may incur significant additional indebtedness in the future. We note risk factor disclosure to this effect on pages 38 and 73. Additionally, disclose Ortho’s history of net losses and if material, unfunded pension liabilities, as referenced on page 74, jurisdiction of organization, the date of its IPO, Carlyle’s beneficial ownership before and after the combinations and board designation rights. As drafted shareholders are provided with little information regarding its business history, which is material to a decision of how to vote in relation to the proposed business combination. Please also discuss the deed of irrevocable undertaking delivered by the Carlyle stockholder, as referenced on page 253, and disclose the percentage of Ortho outstanding shares needed to approve the Ortho scheme in addition to those voted by the Carlyle stockholder.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the prospectus summary on pages 13 and 14 of the Amendment to provide additional discussion of Ortho’s business history, including the following: (i) the fact that Ortho’s current net debt is expected to continue to be outstanding and that Ortho may incur significant additional indebtedness in the future; (ii) Ortho’s history of net losses; (iii) Ortho’s unfunded pension liabilities (which will need to be satisfied as they mature); (iv) Ortho’s jurisdiction of organization and the date of its IPO; (v) the Carlyle Stockholder’s beneficial ownership before and after the Combinations and its board designation rights; (vi) the deed of irrevocable undertaking delivered by the Carlyle Stockholder; and (vii) the percentage of Ortho outstanding shares needed to approve the Ortho Scheme in addition to those voted by the Carlyle Stockholder.

Cautionary Statement Concerning Forward-Looking Statements, page 29

March 14, 2022

3.

We note the statement on this page that investors “should not place undue reliance” on forward-looking statements. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in the registration statement. Please also revise similar statements on pages 30 and 220.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on pages 29, 30 and 264 of the Amendment to eliminate the implication that investors are not entitled to rely on the information included in the Registration Statement.

III.	RISK FACTORS

The Topco Bylaws will designate the Court of Chancery of the State of Delaware (the “Court of Chancery”) as the sole and exclusive forum…, page 40

4.

We note that the forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including “claims in the right of Topco that are based upon a violation of duty by a current or former director, officer, employee or stockholder in such capacity.” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent the provision does not apply to claims arising under the Exchange Act, please ensure that the exclusive forum provision in your governing documents states this clearly. Please also disclose that there is uncertainty as to whether a court would enforce your federal forum selection provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also disclose that there is a risk your exclusive forum provisions may result in increased costs for an investor to bring a claim.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 40 of the Amendment to clarify that the forum selection provision will not apply to claims arising under the Exchange Act. The Company has similarly updated the exclusive forum provision in the Topco Bylaws to clearly state that such provision does not apply to claims arising under the Exchange Act. Additionally, the Company has revised its disclosure on page 40 of the Amendment to disclose that there is uncertainty as to whether a court would enforce the federal forum selection provision and that the exclusive forum provision may result in increased costs for a stockholder to bring a claim.

IV.	RISKS RELATING TO ORTHO’S BUSINESS

Global market, economic and political conditions may adversely affect Ortho’s operations and performance, page 46

March 14, 2022

5.

Please file the Revolving Credit Facility and the Senior Secured Credit Facilities as exhibits or provide your analysis as to why you do not believe filing is required. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the Credit Agreement governing Ortho’s Senior Secured Credit Facilities as an exhibit to the Amendment, together with the relevant amendments to the Credit Agreement.

V.	UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME, PAGE 79

6.

It appears that your gross profit line item does not reflect all the costs of revenue in that it excludes amortization of intangible assets. Please tell us how you determined that your presentation is appropriate and complies with Staff Accounting Bulletin Topic 11.B. Otherwise, revise your annual and interim presentation to remove the gross profit line item or to present gross profit that reflects all costs of revenue.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its presentation of the Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 2021 on page 79 of the Amendment to remove the gross profit line item.

VI.	BUSINESS OF QUIDEL

Products, page 127

7.

We note your disclosure on page 127 that Quidel entered into agreements with Beckman Coulter to resolve litigation between Quidel and Beckman Coulter under which Quidel will continue to supply Beckman Coulter products related to this business and receive payments of between $70 and $75 million per year through 2029 under these arrangements. Please file these agreements as exhibits or provide your analysis as to why you do not believe filing is required. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has filed the Master Agreement between Quidel and Beckman Coulter as an exhibit to the Amendment. The Company respectfully submits that the other agreements between Quidel and Beckman Coulter were entered into in the ordinary course of business within the meaning of Item 601(b)(10)(ii) of Regulation S-K. Furthermore, the Company is of the view that these agreements do not fall under any of the specific enumerated categories set forth in paragraphs (A) to (D) of Item 601(b)(10)(ii) of Regulation S-K. In particular, the Company does not believe that its business is substantially dependent upon any one of these other agreements with Beckman Coulter. Therefore, the Company is of the view that, pursuant to Item 601(b)(10)(ii) of Regulation S-K, these other agreements are not required to be filed.

March 14, 2022

8.

Please disclose the duration and effect of all material patents or patent families, trademarks or licenses held by Quidel or provide a cross reference to the document in which this information is incorporated by reference. This disclosure should disclose the type of patents (i.e., composition of matter, use, or process), the products to which such patents relate, the jurisdiction and anticipated expiry. Refer to Item 101 of Regulation SK.

The Company acknowledges the Staff’s comment and respectfully submits that Quidel does not believe any of the patents or patent families, trademarks or licenses held by Quidel is material to Quidel’s business. As described on page 17 of Quidel’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Quidel 10-K”), although Quidel’s intellectual property is of material importance in the operation of its business, “no single patent, trade secret or trademark is material in relation to [its] business as a whole.” Quidel does not generate significant revenue from any single intellectual property asset that is dependent on a single patent or group of patents, trademark or license. The disclosure included in the Quidel 10-K that is incorporated by reference into the Amendment with respect to Quidel’s intellectual property assets is intended to show the breadth of Quidel’s technological expertise rather than a determination of the materiality of such assets.

VII.	BUSINESS OF ORTHO

Ortho’s Competitive Strengths, page 131

9.

We note your disclosure on page 132 that Ortho won a five-year contract with a five-year extension option with Creative Testing Solutions and that, under this contract, Ortho is Creative Testing Solutions’ primary supplier of serology Donor Screening testing in the United States. Please file this agreement as an exhibits or provide your analysis as to why you do not believe filing is required. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please revise to describe and quantify the benefits and obligations under this agreement and disclose the term and termination provisions.

For the reasons described below, the Company respectfully advises the Staff that it does not believe that Ortho’s contract with Creative Testing Solutions constitutes a material contract under the applicable provisions of Item 601(b)(10) of Regulation S-K and therefore is not required to be filed as an exhibit to the Registration Statement. Further, given the Company’s foregoing conclusions regarding the Creative Testing Solutions contract, the Company respectfully advises the Staff that it does not believe it is necessary to include additional disclosure regarding the benefits and obligations under the agreement or the term and termination provisions of the agreement in the Registration Statement.

Background

Ortho-Clinical Diagnostics, Inc., a New York corporation and wholly owned subsidiary of Ortho (“Ortho NY”), and Genesis Global Purchasing Organization, LLC, an Arizona limited liability company (“Genesis”), entered into that certain Product Service Agreement, effective April 1, 2020 (the “Effective Date”), as amended (the “Product Service Agreement”). Genesis is a group purchasing organization (“GPO”) structured in accordance with applicable laws, rules and regulations.

March 14, 2022

Simultaneous with the execution of the Product Service Agreement, Creative Testing Solutions (“CTS”), as the sole member of the GPO, and Ortho NY entered into a Letter of Commitment (together with the Product Service Agreement, the “CTS Agreement”). Under the CTS Agreement, Ortho NY serves as CTS’ primary supplier of Donor Screening testing products (the “Products”) and services related to those Products (the “Services”) in the United States pursuant to the terms and conditions set forth therein.

Analysis

As an initial matter, the Company respectfully submits that the CTS Agreement is an agreement of the type that ordinarily accompanies Ortho’s business of providing in-vitro diagnostics products and services. Ortho sells its products and services to more than 3,000 customers in the United States, including CTS, and routinely enters into such agreements to establish the terms and conditions relating to the products and services sold to such customers.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, a contract that ordinarily accompanies Ortho’s business is not required to be filed unless it falls within one or more of four enumerated categories and is material in amount or significance. The Company advises the Staff that no director, officer, promoter, voting trustee, security holder named in the Registration Statement or underwriter is a party to the CTS Agreement, and that the agreement does not involve the lease of any of Ortho’s properties described in the Registration Statement. Furthermore, the CTS Agreement does not call for the acquisition or sale of any property, plant or equipment.

The Company also respectfully advises the Staff that it does not consider the CTS Agreement to be a contract upon which Ortho’s business is “substantially dependent,” as described in Item 601(b)(10)(ii)(B) of Regulation S-K.

•

The CTS Agreement does not provide for substantial sales of Ortho’s products or services to CTS. CTS is only one of approximately 45 donor screening customers of Ortho in the United States. The CTS Agreement has a relatively short term of five (5) years and only covers one of Ortho’s global jurisdictions: the United States. The 2021 fiscal year revenue generated from the CTS Agreement represented approximately 3% of Ortho’s total annual revenues while revenues from Ortho’s Donor Screening business represented approximately 7.1% of Ortho’s total annual revenues, which does not constitute “the major part” of its products or services.

•	The CTS Agreement does not involve the purchase of any of Ortho’s requirements of goods, services or raw materials.

•	The CTS Agreement does not provide Ortho with the use of any intellectual property upon which Ortho’s business depends.

In addition to the foregoing, the Company does not consider the CTS Agreement to be material in amount or significance to Ortho’s overall business.

March 14, 2022

VIII. HIGHLY COMPELLING SOLUTIONS SUPPORTED BY ITS LEADING AND INNOVATIVE RESEARCH AND DEVELOPMENT CAPABILITIES, PAGE 133

10.

We note your disclosure that Ortho has partnered with Quotient to commercialize, when approved, the next generation product in IH that enables a high level of multiplexing and addresses the ultra-high throughput market. Please file this agreement as an exhibit or provide your analysis as to why you do not believe filing is required. Additionally, please revise to describe and quantify the benefits and obligations under this agreement and disclose the term and termination provisions.

For the reasons described below, the Company respectfully advises the Staff that it does not believe that Ortho’s contract with Quotient constitutes a material contract under the applicable provisions of Item 601(b)(10) of Regulation S-K and therefore is not required to be filed as an exhibit to the Registration Statement. Further, given the Company’s foregoing conclusions regarding the Quotient contract, the Company respectfully advises the Staff that it does not believe it is necessary to include additional disclosure regarding the benefits and obligations under this agreement or the term and termination provisions of the agreement in the Registration Statement.

Background

On January 29, 2015, Ortho NY entered into an exclusive Distribution and Supply Agreement (the “Distribution and Supply Agreement”) with two subsidiaries of Quotient Limited (“Quotient”), a commercial-stage diagnostics company, for Quotient to develop a transfusion diagnostics platform to be called MosaiQ™ and, following regulatory approval of MosaiQ™ for use in the patient testing market, for Ortho to distribute and sell MosaiQ™. Under the terms of the Distribution and Supply Agreement, Quotient was responsible for the development and launch of MosaiQ™, while Ortho agreed to leverage its worldwide commercial capabilities to sell the product, once approved, to customers. Ortho was granted exclusive rights to distribute MosaiQ™ for the global patient testing market (for blood grouping) and the donor testing market in the developing world and Japan (for blood grouping and serological disease screening). Quotient retained all rights to commercialize MosaiQ™ in the developed world (excluding Japan) for the donor testing market. On September 4, 2020, the Distribution and Supply Agreement terminated and was superseded by that certain binding letter agreement (the “Letter Agreement”) between Ortho NY and Quotient.

Under the Letter Agreement, Ortho NY and Quotient have agreed that Ortho NY will have the right, provided regulatory approval is received, to distribute exclusively in the United States, the European Economic Area, the U.K. and Switzerland a transfusion diagnostic patient immunohematology microarray (“PIM”), intended for use with Quotient’s MosaiQ Instruments. The Letter Agreement also requires Ortho NY to make certain milestone payments to Quotient, including but not limited to the payment of $7,500,000 made by Ortho NY in September 2020, provided certain milestones are achieved. Currently, the PIM is still under development by Quotient and no regulatory approvals have yet been obtained for use of the PIM in the patient testing market. It remains uncertain whether Quotient will be able to successfully develop the PIM, whether regulatory approvals for the PIM will be received and whether any additional milestone payments will be required.

March 14, 2022

Analysis

As an initial matter, the Company respectfully submits that the Quotient Letter Agreement is an agreement of the type that ordinarily accompanies Ortho’s business. Ortho has entered into various collaboration arrangements which provide it with rights to develop, produce and market products using certain know-how, technology and patent rights maintained by Ortho’s collaborative partners. Currently, Ortho has approximately 10 collaborative arrangements in place with a variety of counterparties, including with Quotient, and routinely enters into such arrangements.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, a contract that ordinarily accompanies Ortho’s business is not required to be filed unless it falls within one or more of four enumerated categories and is material in amount or significance. The Company advises the Staff that no director, officer, promoter, voting trustee, security holder named in the Registration Statement or underwriter is a party to the Letter Agreement, and that the agreement does not involve the lease of any of Ortho’s properties described in the Registration Statement. Furthermore, the Letter Agreement does not call for the acquisition or sale of any property, plant or equipment.

The Company also respectfully advises the Staff that it does not consider the Letter Agreement to be a contract upon which its business is “substantially dependent,” as described in Item 601(b)(10)(ii)(B) of Regulation S-K. As mentioned above, Quotient is still developing the PIM and as of the date hereof, Ortho has not yet derived any revenue from the Letter Agreement. As disclosed on pages 202 and 205 of the Amendment, Ortho made an initial, non-refundable upfront payment of $7.5 million to Quotient on the date of the Letter Agreement, and recorded a corresponding $7.5 million charge to research and development expense for the fiscal year ended January 3, 2021. Ortho has not incurred any other expense or liability under the Letter Agreement, and Ortho currently is not expecting to receive any financial benefit in the foreseeable future under the Letter Agreement. The Letter Agreement does not involve the purchase of any of Ortho’s requirements of goods, services or raw materials, nor does it provide Ortho with the use of any intellectual property upon which Ortho’s business depends. Finally, the Company does not consider the Letter Agreement to be material in amount or significance to Ortho’s overall business.

IX.	KEY PRODUCTS – TRANSFUSION MEDICINE, PAGE 141

11.

We note your disclosure in the table stating that certain key products are “safe.” Please clarify whether these products have been approved by the FDA or comparable foreign regulator and if they were not, please remove these safety references.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that (i) Ortho’s Immunohematology BIOVUE cassettes are currently marketed and sold throughout the European Union under CE Mark authority and have been approved by E.U. regulators and (ii) Ortho’s Immunohematology ID-MTS Gel Cards have been approved by the FDA.

March 14, 2022

X.	INTELLECTUAL PROPERTY, PAGE 144

12.

Please disclose the duration and effect of all material patents or patent families, trademarks or licenses held by Ortho. This disclosure should disclose the type of patents (i.e., composition of matter, use, or process), the products to which such patents relate, the jurisdiction and anticipated expiry. Refer to Item 101 of Regulation S-K

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe any of the patents or patent families, trademarks or licenses held by Ortho is material to Ortho’s business. As described on page 188 of the Amendment, although its intellectual property is essential to Ortho’s business, “[n]o single IP asset…whether owned or licensed, is material to [Ortho’s] business as a whole” and “no one…license is material to the business as a whole.” Unlike other companies that rely on specified patents, patent families, trademarks or licenses related to a limited number of discrete offerings, Ortho generates revenue from a wide range of products, technologies, software systems, processes and other intellectual property, and Ortho does not generate significant revenue from any single intellectual property asset that is dependent upon a single patent or group of patents, trademark or license. The disclosure included in the Amendment with respect to Ortho’s intellectual property assets is intended to show the breadth of Ortho’s technological expertise rather than a determination of the materiality of such assets.

XI.	COLLABORATION ARRANGEMENTS, PAGE 145

13.

We note your disclosure that Ortho’s Joint Business is a collaboration with Grifols relating to its Hepatitis and HIV diagnostics business and that this arrangement is governed by an agreement originally entered into in 1989 with a 50-year term. Please file this agreement as an exhibit or provide your analysis as to why you do not believe filing is required. Additionally, please describe and quantify the benefits and obligations under this agreement and disclose the term and termination provisions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, consistent with the conclusions provided to the Staff in Ortho’s comment response letter, dated November 24, 2020 (the “Prior Response Letter”), issued in connection with Ortho’s initial public offering, the Company respectfully advises the Staff that it does not believe that the Collaboration Agreement constitutes a material contract under the applicable provisions of Item 601(b)(10) of Regulation S-K and therefore is not required to be filed as an exhibit to the Registration Statement. Accordingly, the Company has not made any revisions to the Registration Statement in response to this comment. Consistent with the Prior Response Letter, the Company has included Ortho’s analysis below, which describes and quantifies the benefits under the Collaboration Agreement. Further, given the Company’s conclusions regarding the Collaboration Agreement, the Company respectfully advises the Staff that it does not believe that it is necessary to include additional disclosure regarding benefits and obligations under the agreement or the term and termination provision of the agreement in the Registration Statement.

March 14, 2022

Background

To understand Ortho’s position that the Collaboration Agreement is not a material contract, it is helpful to provide some historical context. The Collaboration Agreement was originally entered into in 1989 for a term of 50 years at a time when there were significant global concerns about the spread of Hepatitis and HIV, particularly through blood transfusions. Chiron, the predecessor entity to Grifols, was a relatively new biotechnology company that had developed novel patented technology for diagnostic testing of Hepatitis, as well as capabilities for manufacturing raw materials (antigens) used in Hepatitis and HIV diagnostic testing. At that time, Ortho was a part of Johnson & Johnson, a large global company with extensive capability in large scale manufacture and commercialization of diagnostic tests, particularly in the United States. The strategy was to combine Chiron’s breakthrough patented technology and antigen manufacturing with Johnson & Johnson’s resources and capabilities to bring this new and valuable testing capability to serve the public health emergency.

In the early years of the relationship, Ortho manufactured and sold high volumes of test kits and generated hundreds of millions of dollars of revenue, the profits from which were shared with Chiron. The combination of the huge global demand for these tests with the exclusivity of the Chiron patent portfolio made Ortho’s test one of only two available in the market at the time. In the 1990s, significant revenues were generated from these tests and Ortho made significant profit sharing payments to Chiron.

Over time, as the Chiron patent portfolio expired, new therapies to treat HIV and Hepatitis were developed by pharmaceutical and life sciences companies and other diagnostic companies entered the testing market, the revenue generated pursuant to the Collaboration Agreement began to decline steadily. Additionally, Ortho’s business and total revenue have grown substantially over the decades since inception of the collaboration such that today, in year 33 of the 50 year term, that revenue contribution and value of the Collaboration Agreement to Ortho’s business is, as described in greater detail below, no longer material.

Moreover, today, the most significant item subject to the Collaboration Agreement is the manufacture and sale by Ortho of HIV and Hepatitis tests, which is solely performed by Ortho as part of its extensive in-vitro diagnostic manufacturing operations and global commercial sales footprint and would continue in the absence of the Collaboration Agreement. The same facilities and the same personnel are involved in this activity as are involved in Ortho’s entire global operations, of which the Collaboration Agreement is now but a small part. Revenue associated with the use of the patented intellectual property was less than 2% of Ortho’s total revenue in 2021 and expense associated with antigens supplied by Grifols to Ortho in connection with the manufacture of HIV and Hepatitis tests was less than 2% of Ortho’s cost of goods sold in 2021. Following the consummation of the Combinations, the revenue and expense associated with the Collaboration Agreement is expected to represent an even smaller portion of Topco’s total revenue and total expense going forward.

March 14, 2022

Analysis

As an initial matter, the Company respectfully submits that the Collaboration Agreement is an agreement of the type that ordinarily accompanies Ortho’s business of providing in-vitro diagnostics products and services. Ortho has more than 10 collaborative arrangements currently in place, including with Grifols. As described in the Registration Statement, Ortho routinely enters into collaboration arrangements with its partners in order to jointly develop and commercialize products, typically with respect to a specific program or product. Such arrangements, which are common in Ortho’s industry, frequently include the use of Ortho’s or the partner’s intellectual property in connection with the manufacture of the applicable product.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, a contract that ordinarily accompanies Ortho’s business is not required to be filed unless it falls within one or more of four enumerated categories and is material in amount or significance. Ortho advises the Staff that no director, officer, promoter, voting trustee, security holder named in the Registration Statement or underwriter is a party to the Collaboration Agreement, and that the agreement does not involve the lease of any of Ortho’s properties described in the Registration Statement. Furthermore, the Collaboration Agreement does not call for the acquisition or sale of any property, plant or equipment.

The Company also respectfully advises the Staff that it does not consider the Collaboration Agreement to be a contract upon which Ortho’s business is “substantially dependent,” as described in Item 601(b)(10)(ii)(B) of Regulation S-K.

The Collaboration Agreement does not provide for substantial sales of Ortho’s products or services to Grifols. Ortho manufactures and sells through its channels and employees the HIV and Hepatitis diagnostics products that are the subject of the Collaboration Agreement and virtually all of Ortho’s sales of such products are to Ortho’s customers, which are governed by the terms of Ortho’s agreements and arrangements with such customers. Furthermore, the Company does not believe that the sale of Ortho’s HIV and Hepatitis products would constitute “the major part” of Ortho’s products or services.

The Collaboration Agreement also does not involve the purchase of “the major part” of Ortho’s requirements of goods, services or raw materials. Under the Collaboration Agreement, Ortho has the right to purchase certain antigens from Grifols that are used in connection with the production of its HIV and Hepatitis diagnostics products. Ortho is not required to purchase a particular amount. The antigens supplied by Grifols during the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019 represented less than 2% of Ortho’s cost of goods sold for such periods. In addition, Ortho is not solely dependent on Grifols to supply antigens for the Hepatitis and HIV products governed by the Collaboration Agreement and sources other products or raw materials from other companies.

The Collaboration Agreement does not provide Ortho with the use of intellectual property upon which its business depends. While the agreement does provide for Ortho’s use of certain patents and other intellectual property rights owned by Grifols, substantially all of the patents originally governed by the agreement have expired, and the remaining rights are immaterial to Ortho’s business and not required for any significant aspect of Ortho’s operations.

In addition to the foregoing, the Company does not consider the Collaboration Agreement to be material in amount or significance to Ortho’s overall business. As discussed above, the impact of the Collaboration Agreement on Ortho’s business and financial results has declined substantially over time, which is a trend the Company expects will continue for the remaining term of the

March 14, 2022

Collaboration Agreement, and in particular following the consummation of the Combinations. While sales of the HIV and Hepatitis diagnostics products that formed the original basis for the Collaboration Agreement continue to generate profits, at this point in time the most significant activities of the collaboration are Ortho’s manufacturing and marketing operations and do not involve Grifols. If the Collaboration Agreement were to terminate, Ortho would no longer receive its share of the profits from the licensing by Grifols of certain of its intellectual rights governed by the collaboration agreement to third parties. However, such amounts were less than $25 million in the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019, and would be offset by Ortho’s retention of 100% of the profits generated from its sale of HIV and Hepatitis diagnostics products rather than the current arrangement whereby Ortho owes 50% of such profits to Grifols.

Finally, the Company respectfully advises the Staff that it does not believe that filing the Collaboration Agreement as an exhibit would provide meaningful information to investors beyond that which is summarized in respect of the arrangement in the Registration Statement, and could result in investors attributing undue significance to the Collaboration Agreement and its impact on Ortho, and on Topco following the consummation of the Combinations.

XII.	BACKGROUND OF THE COMBINATIONS, PAGE 193

14.

We note your discussion of the negotiations from the December 20 proposal to the Ortho Scheme Consideration. Please expand your disclosure to discuss how the Quidel board arrived at the Ortho Scheme Consideration. Address in your revisions the extent to which the Quidel board relied on forecasts prepared by Quidel management and/or Ortho management, including the Ortho Synergies Estimates. Additionally, please expand your disclosure to more specifically describe the role of Citi in advising the Quidel board as well as the role of Carlyle in the negotiations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on page 238 of the Amendment to discuss how the Quidel board arrived at the Ortho Scheme Consideration and the extent to which the Quidel board relied on management forecasts in its consideration. Additionally, the Company has expanded its disclosures on (i) page 232 of the Amendment to more specifically describe the role of Citi in advising the Quidel board and (ii) pages 227, 232 and 238 of the Amendment to more specifically describe the role of Carlyle in the negotiations.

XIII.	OPINION OF PERELLA WEINBERG PARTNERS LP AS FINANCIAL ADVISOR TO QUIDEL

Selected Publicly Traded Companies Analysis, page 207

15.

Please revise your disclosure to specifically describe the selection criteria for the publicly traded companies analysis, rather than refer generally to the “similarity” of the lines of business to Quidel and Ortho’s lines of business. Please make similar revisions to the discussion of companies selected by J.P. Morgan on page 215.

March 14, 2022

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on page 252 of the Amendment to specifically describe the selection criteria for the publicly traded companies analysis used by Perella Weinberg Partners LP (“PWP”). Additionally, the Company has expanded its disclosures on page 260 of the Amendment to specifically describe the selection criteria for the publicly traded companies analysis used by J.P. Morgan (“JPM”).

XIV.	UNAUDITED FORWARD-LOOKING FINANCIAL INFORMATION, PAGE 219

16.

We note your discussion of Case 1 and Case 2 projections on page 220, Quidel Management Projections for Ortho on page 221, Ortho Management Projections for Ortho on page 222, Ortho Management Projections for Quidel on pages 223-224 and synergy estimates for Topco on page 224. In each case, revise to specifically describe the assumptions that were used to produce the projections and risks to these assumptions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on pages 264, 265, 267, 268, 269 and 270 of the Amendment to describe the assumptions that were used to produce the projections and the risks to these assumptions. The Company respectfully advises the Staff that it believes that all material assumptions used to produce the Ortho Management Projections for Quidel are already specifically described in the Amendment and it does not believe it is necessary to include additional disclosure regarding such assumptions in the Amendment.

XV.	MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, PAGE 264

17.	Please remove the disclaimer on page 265 indicating that the discussion of material tax considerations are provided for informational purposes only.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 310 of the Amendment to remove the disclaimer.

XVI.	MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO U.S. HOLDERS OF QUIDEL SHARES OF THE QUIDEL MERGER, PAGE 266

18.

We note your disclosure that Section 351(a) provides that no gain or loss shall be recognized on the exchange of the Quidel Shares solely for Topco Shares. Please revise to state such conclusion as the opinion of named counsel and file an opinion of counsel as an exhibit to your registration statement. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 311 of the Amendment to state that the conclusion regarding gain or loss recognized on the exchange of the Quidel Shares for Topco Shares is the opinion of Gibson, Dunn & Crutcher LLP. The opinion of Gibson, Dunn & Crutcher LLP has been filed as Exhibit 8.2 to the Amendment.

March 14, 2022

XVII.	COMPARISON OF RIGHTS OF HOLDERS OF QUIDEL, ORTHO AND TOPCO, PAGE 270

19.

We note your statement that the discussion is qualified in its entirety by reference to the DGCL, the UK Companies Act and Quidel’s, Ortho’s and Topco’s organizational documents. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 316 of the Amendment to remove the references to the DGCL and the UK Companies Act and has filed the organizational documents of Quidel, Ortho and Topco as exhibits to the Amendment.

20.

We note the comparison of existing rights of Quidel and Ortho stockholders against the rights of TopCo shareholders. Please tell us why you are not presenting approval of TopCo’s charter as a separate proposal. In addition, please present each provision of TopCo’s organizational documents that represents a material change to the rights of Quidel and Ortho shareholders as a separate proposal so that shareholders have an opportunity to express their views separately on material provisions that will establish their substantive rights as shareholders. In the alternative, please tell us why you believe you are not required to do so. See Question 201.01 and 201.02 of Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations for additional guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered Question 201.01 and 201.02 of Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations (the C&DI”) and believes that providing separate proposals for any provisions of the Company’s organizational documents is not warranted under the circumstances of the business combination because any differences between the provisions of Quidel’s current organizational documents and the Company’s organizational documents are immaterial, as further discussed below.

Quidel Stockholders

Following the transactions, stockholders of Quidel are expected to own approximately 62% of the Company. As a result and, as described in the Amendment, Quidel is expected to be treated as the acquiror of Ortho. Question 201.02 of the C&DI states that “the party whose shareholders are expected to own the largest percentage of equity securities of the new entity following consummation of the transaction would be considered the acquiror for purposes of this analysis.” As such, according to the C&DI, “the acquiror must present separately on its form of proxy any

March 14, 2022

material provision or provisions of the new entity’s organizational documents that are a term of the transaction agreement, if the provision or provisions represent a material change from the acquiror’s organizational documents, and the change would require the approval of the acquiror’s shareholders under state law, the rules of a national securities exchange, or its organizational documents if proposed to be made directly to its own organizational documents.” Accordingly, if any provision or provisions in the Company’s organizational documents represented a material change from Quidel’s current organizational documents, then the Quidel stockholders would be required to approve such change.

The Company respectfully advises the Staff that the differences between Quidel’s current organizational documents and the Company’s organizational documents are immaterial. Question 201.01 of the C&DI notes that “[a]s a general principle…only material matters must be unbundled, and acquirors should consider whether the provisions in question substantively affect shareholder rights.” In preparing the organizational documents of the Company, the goal was to preserve, insofar as possible, all of the rights of stockholders of Quidel and the powers of the Quidel board as such rights currently exist under Delaware law and Quidel’s current organizational documents. The differences between Quidel’s current organizational documents and the Company’s organizational documents are limited to the following: (i) the removal of Quidel’s Class A non-voting common stock, shares of which have not been outstanding since 2010 and will not be relevant to Topco, (ii) certain non-substantive language clarifications and (iii) the Company’s express election not to be governed by Section 203 of the DGCL (which election is currently reflected in Quidel’s current bylaws and is being migrated to the Company’s charter).

According to the C&DI, examples of provisions that meet the standard of materiality include “governance- and control-related provisions, such as classified or staggered boards, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, eliminating the ability to act by written consent, or changes in minimum quorum requirements.” In contrast, the C&DI notes that “provisions such as name changes, restatements of charters, or technical changes, such as those resulting from anti-dilution provisions, would likely be immaterial.” The Company believes that the differences between Quidel’s current organizational documents and the Company’s organizational documents are immaterial under the standard set forth in the C&DI and, as a result, such differences are not required to be unbundled from the business combination proposal and presented as separate matters to be voted on by Quidel stockholders.

Ortho Shareholders

According to the C&DI, “if the acquiror is or would be required under Rule 14a-4(a)(3) to present separately on its form of proxy any provision of the new entity’s organizational documents that is a term of the transaction agreement, then a target subject to Regulation 14A must also present the same provision separately on its form of proxy.” In other words, if Quidel were required to present any provisions of the Company’s organizational documents to its stockholders for a vote because such provisions constituted a material change from the provisions of Quidel’s current organizational documents, then Ortho would also be required to present such provisions to its shareholders for a vote. The C&DI explains that “[t]his is because the amendment, which is a term of the transaction agreement that target shareholders are being asked to approve, would effect a

March 14, 2022

material change to the equity security that target shareholders are receiving in the transaction. Target shareholders should have an opportunity to express their views separately on these material provisions that will establish their substantive rights as shareholders, even if as a matter of state law these provisions might not require a separate vote.”

As described above, the Company believes that the differences between Quidel’s current organizational documents and the Company’s organizational documents are immaterial under the standard set forth in the C&DI. Therefore, a separate vote by the Ortho shareholders regarding any provisions of the Company’s organizational documents is not required.

XVIII.	GENERAL

21.

Please provide us with copies of the materials that your respective financial advisors prepared and shared with the Quidel and/or Ortho boards in connection with the combinations, including any board books, transcripts and summaries of oral presentations made to the boards. We may have additional comments after we review those materials.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the confidential board book prepared by PWP in connection with their opinion as presented to the board of directors of Quidel at the meeting to approve the Combinations held on December 22, 2021 is being provided directly to the Staff by Ropes & Gray LLP, as counsel to PWP, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement or any proxy statement of Quidel, including any amendments to the foregoing. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by PWP.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the confidential board book prepared by JPM in connection with their opinion as presented to the board of directors of Ortho at the meeting to approve the Combinations held on December 22, 2021 is being provided directly to the Staff by Cravath, Swaine & Moore LLP, as counsel to JPM, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement or any proxy statement of Ortho, including any amendments to the foregoing. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by JPM.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (202) 637-1072.

March 14, 2022

Sincerely,

/s/ David I. Brown

David I. Brown

cc:	Joseph Busky, Coronado Topco, Inc.

Michael A. Schlesinger, Coronado Topco, Inc.

Michelle A. Hodges, Quidel Corporation

Phillip S. Askim, Quidel Corporation

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Stephen I. Glover, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Bradley C. Faris, Latham & Watkins LLP

Richard Butterwick, Latham & Watkins LLP